Exhibit 99.1

At an extraordinary shareholders meeting of D. Medical Industries Ltd. (TASE: DMDC; NASDAQ: DMED) held on August 11, 2010, the shareholders elected Dr. Barry H. Ginsberg as a class B director of the company and approved his compensation terms as follows: an annual compensation of US$12,000; US$1,000 per each meeting in which he participates in person and US$250 per each telephonic meeting or unanimous written resolution; payable against a tax invoice as required by law plus VAT, if applicable. In addition, if Mr. Ginsberg is required to arrive to Israel for board meetings, he will be entitled to reimbursement for the expenses of business class flights, accommodation expenses at a five star hotel and direct expenses in connection with his stay in Israel for the purpose of attending the board meetings.

Regular majority was required for the approval of these resolutions and a total of 1,465,307 shares voted for the resolutions, while 530,031 shares opposed the resolutions.

A separate extraordinary shareholders meeting shall be convened for the approval of the grant of 15,625 options to Dr. Barry H. Ginsberg, as previously approved by the company's audit committee and board of directors.